

December 21, 2012

<u>Via E-mail</u>
Mark A. Wallace
Chief Financial Officer
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, Texas 75201

> **Re: Westwood Holdings Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-31234**

Dear Mr. Wallace:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Poor investment performance of assets managed by us . . . , page 10

1.   Please revise this risk factor in future filings to describe any recent periods of underperformance for your principal investment strategies and clarify the impact of such periods of underperformance on your business or results of operations.

Our business is subject to extensive regulation . . . , page 12

2.   We note the second paragraph of this risk factor discussion. Please revise future filings to describe any new or revised legislation or regulations, or changes in the interpretation or enforcement of existing laws and regulations, which have had, or are reasonably likely to have, a material adverse effect on your business or operations. If possible, please also quantify the impact of such changes.

Index to Exhibits

3.   We note your discussion throughout the filing of your November 2010 acquisition of McCarthy Group Advisors, LLC. Because it does not appear that you filed the acquisition agreement at the time the transaction was consummated, please file the agreement as an exhibit to your next Form 10-K pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the acquisition was not material to the company.

Definitive Information Statement on Schedule 14A

Relationship with Teton Advisors, Inc. and Affiliates, page 44

4.   Please file your subadvisory agreement with Teton Advisors, Inc. as an exhibit to your next Form 10-K. See Item 601(b)(10)(ii)(A) of Regulation S-K for guidance.

Review and Approval of Related Party Transactions, page 44

5.   Please revise future filings to clarify John Porter Montgomery's relationship to Ms. Byrne, the amount of his total compensation, and his position at the company or the nature of services he provided. See Item 404(a) of Regulation S-K for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aslynn Hogue at (202) 551-3841 or Laura Crotty at (202) 551-3563 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director